EXECUTED COPY

FORM 6-K


02057697

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR SEPTEMBER 12, 2002

BBVA BANCO BHIF
(Exact name of Registrant as specified in its charter)

Huerfanos 1234
Santiago, Chile
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F_X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO_X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

BBVA BANCO BHIF

TABLE OF CONTENTS

BBVA Banco BHIF

EARNINGS RESULTS

FOR IMMEDIATE RELEASE

CONTACTS:

Gustavo Villagrán
Planning & Development Manager
Investor Relations

Telephone: (562) 679 2038 or (562) 679 2014
Fax: (562) 679 2287
e-mail: gvillagran@bhif.cl

Julissa Fernandez
Investor Relations
BBVA – New York

Telephone: (212) 728-1660
Fax: (212) 333-2905
e-mail: Julissa.Fernandez@bbvany.com

(Santiago, Chile, July 31, 2002)—BBVA Banco BHIF (NYSE: BB, BCS: BHIF) reports its results for the period ended June 30, 2002. Net income for the quarter rose 27.1 percent, in comparison to the second quarter of 2001, to Ch$5,157 million. The result was achieved through a sustained rise in fee income, stronger net interest revenues and higher non-operating income. Year on year total loans expanded 9.7 percent while deposits increased 13.7 percent.

SECOND QUARTER 2002 HIGHLIGHTS

- Net income for the second quarter amounted to Ch$5,157 million. The 27.1 percent growth compared to 2Q01 results from the positive performance of net interest revenues, fee income and from earnings relating to the recovery of charged-off loans and client expenses. Net income for the first half totaled Ch$10,572 million, which compared to 1H01 earnings of Ch$8,977 million is a rise of 17.8 percent.

- The greatest increase in operating income has been from net interest revenues that benefited from income following the repricing of operations subject to changes in the exchange rate. Net interest revenues increased by Ch$14,316 million in comparison to 1Q02 and close to Ch$10,000 million of this comes from the repricing of dollar-indexed promissory notes (PRDs)

- At a time of falling interest rates and a rising exchange rate, the net interest margin climbed 72 basis points year on year closing 1H02 at 5.08 percent. Isolating the effects of the exchange rate however, the net interest margin rose 15 basis points over the period.

- Income from services continues gaining importance as a non-interest drawn source of income. Earnings from commissions rose 8.0 percent compared to 2Q01 and are 19.7 percent higher than in 1H01, driving their proportion of the gross margin up from 14.7 percent to 16.7 percent from 1Q01 to 1Q02. Efforts at optimizing commission charges are paying off.

- Total loans expanded 9.7 percent in comparison to 2Q01 as the banking industry managed 3.0 percent growth. The performance raises BHIF's market share of total loans over the period from 5.7 percent to 6.0 percent. The main areas the Bank has advanced in are personal banking and

All figures and comparisons are in nominal terms, based on unaudited consolidated financial data. Currency is denominated in millions of Chilean pesos

residential housing loans and consumer loans. Even so, the 6 percent rise in commercial loans and the 29 percent surge in foreign trade loans also outpaced the corresponding industry growth rates.

- Client drawn funds increased 13.7 percent with regard to 2Q01, propelled by the 22 percent rise in term deposits over the period. Checking account balances grew by 13.8 percent year on year, while the number of checking account holders also rose.

- Stronger results this year have improved our profitability. For 1H02, return on equity stood at 9.24 percent, as opposed to the 7.96 percent we posted a year earlier. The banking industry, in turn, presented an annualized figure for profitability of 16.8 percent for 1H02.

Macroeconomic environment[1]

The external environment dictates a downward revision of growth forecasts

The recent financial scandals in the United States introduce fresh uncertainty to the global environment that Chile will face in the coming quarters. This comes on top of Latin America's already existing problems, including the turbulence in Brazil. The sharp depreciation of the Brazilian real has spilled over to the Chilean peso, although with somewhat less intensity than on previous occasions.

Given the signs of weakness in Chile's economy so far this year and evidence of a deteriorating external environment, we are revising down the country's GDP growth projections: from 3% to 2.4% in 2002 and from 5% to 4.4% in 2003.

There are several reasons for this. The first and most obvious is that slower world economic growth implies a reduction in demand for Chilean exports. Secondly, domestic consumers and investors have adopted a "waitandsee" attitude to the uncertainty. As a result, it is expected that decisions on inventory building will continue to be put off at least until the doubts about the external scenario dissipate or the outlook for domestic consumption improves.

Low activity, low inflation

The data available for 2002 do not paint a completely rosy picture, considering that activity in the first five months of the year expanded by only 1.9%. The IMACEC activity indicator for May rose by 0.9%, a negative surprise for the economic agents. The May activity data by sector, released at the end of June, sounded the first warning note, since in addition to recording falls in industrial production and mining, they showed that the upward cycle in inventories had still not begun.

The announcement of a negative inflation rate for June was a key development. It showed that domestic demand remains depressed and placed a downward bias on the future path of inflation. In effect, we project an inflation rate of 2% for the end of this year (a similar rate to the floor of the target band), after reaching a low of close to 1% in September. Projected inflation for 2003, at 2.4%, is also below the midpoint of the band targeted by the Central Bank of Chile.

New measures on the domestic front

The low level of actual inflation and the low inflation outlook has led the Central Bank of Chile to reduce benchmark rates from 4% to 3.25%, making a total reduction of some 325 basis points so far this

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[1] Source: BBVA Latinwatch, a publication of BBVA's research services in association with *BBVA Banco Bhif* and other Latin American banks within *Grupo BBVA*.

year. Though the economic agents had been expecting a cut in interest rates, this was a somewhat more aggressive reduction than anticipated. The expansionary stance of monetary policy should make itself fully felt in the second half of the year. This is consistent with our projection for GDP growth of 2.4%, with growth picking up as the year progresses.

With a view to underpinning growth, the authorities have announced that a tax on mortgages is to be scrapped, thereby increasing competition in the banking sector. The economic agents will be able to renegotiate their mortgages at lower rates of interest. The government has also announced measures to kick start investment. The effects of these measures will only be felt in the medium term, however, since they must first get the approval of Congress. Among the measures announced are the following: i) faster amortisation of some assets for companies, which should mean an aggregate tax cut of close to 200 million dollars; ii) companies that invest overseas from Chile will be exempted from corporation tax; and iii) implementation of the double taxation agreements already entered into with Poland, Ecuador, Brazil, Peru, Norway and Korea is to be speeded up. The last two proposals are aimed directly at encouraging investment by foreign companies in Chile.

Recent Developments

- In an overhaul of technology, we have continued to finalize the implementation of the "Altamira" systems' platform, incorporating new modules and effecting the development of complementary software. We expect Altamira's implementation process to finish in the first half of 2002.
- The Bank has continued to invest in means and infrastructure to improve its efficiency in the mid-term. Aside from the previously mentioned outlays on technology, it has invested in human resources taking on new personnel and effecting reassignments aimed at optimizing the productivity of its management team.
- Within the framework of the new structure for senior management at the BBVA Group, on January 25, 2002 Ramón Monell V. assumed the position of General Manager at the Bank, replacing Carlos Senent S. Mr. Senent, who following three years at the helm of BBVA Banco BHIF takes the post of Director of Global Private Banking for the BBVA Group. Prior to his appointment, Ramón Monell was Assistant Director General for BBVA, responsible for the Marketing and Development of Wholesale Business. In the past five years he has held important positions within the BBVA Group such as director of Commercial Development (1996), Subdirector General of BBV (1998) and Assistant Director General of BBVA, responsible for the Marketing and Commercial Development of Retail Banking (2000). Mr. Monell is a member of the BBVA Group's Executive Committee.

Results of Operations

1. Net Income

Net Income	1Q01	2Q01	1Q02	2Q02	1H01	2H02	2Q02 / 2Q01	2H02 / 1H01
Income before income taxes	5.868	4.402	6.318	5.726	10.271	12.045	30,1%	17,3%
Income taxes	(949)	(345)	(904)	(569)	(1.294)	(1.473)	64,9%	13,8%
Net income	4.920	4.057	5.415	5.157	8.977	10.572	27,1%	17,8%

Net earnings growth in 1H02 reflects a gradual strengthening of our operating income generating capacity, tightly controlled risk management and the effort put into recovering previously charged-off loans and client expenses. Our accumulated net income of Ch$10,572 million in 1H02 is 17.8 percent higher than for 1H01, over a period when income for the industry contracted by 7.7 percent.

The Bank's earnings in 2Q02, of Ch$5,157 million, were 27.1 percent higher than for 2Q01 and 4.8 percent weaker than for 1Q02. This contraction in our earnings is, however, less than the reduction posted by the banking industry. In fact, industry earnings in 2Q02 were 12.1 percent short of the figure for 1Q02 as higher recent inflation provoked losses on price level restatement.

Our generating capacity on the operating side continues its rising trend, as the Bank's operating income of Ch$29,187 million in 2Q02 was 9.3 percent higher than in 2Q01 and 7.2 percent above the figure for 1Q02. This growth stems from a greater generation of interest revenues, which have benefited from lower interest rates and the steady strengthening of income from services.

In 2Q02 expenditure on provisions increased 12.7 percent over the amount a year earlier. This increase results from applying conservative credit risk management principles, despite the continued improvement in portfolio quality. Past due loans as a proportion of total loans has improved from 2.39 percent at 2Q01 to 2.08 percent at 2Q02. All in al this boosted our coverage ratio to 112.3 percent at the close of the reporting period.

Finally, pre-tax income in 2Q02 amounted to Ch$5,726 million, which is 30.1 percent higher than the figure posted a year earlier, and contributes to a cumulative increase in pre-tax income of 17.3 percent year on year for 1H02.

1.1 Net interest revenues

Net Interest Revenue	1Q01	2Q01	1Q02	2Q02	1H01	2H02	2Q02 / 2Q01	2H02 / 1H01
Interest revenue	48.341	61.129	40.598	64.646	109.470	105.244	5,8%	-3,9%
Interest expense	(25.771)	(37.832)	(18.699)	(28.431)	(63.602)	(47.130)	-24,8%	-25,9%
Net Interest revenue	22.571	23.297	21.899	36.215	45.868	58.114	55,4%	26,7%

In 2Q02 interest revenues benefited considerably from the higher exchange rate and the cut in interest rates. Thus, net interest revenues for the quarter rose 55.4 percent from 2Q01 and by 65.4 percent compared to 1Q02, and have accumulated a year on year increase of 26.7 percent in 1H02.

The exchange rate climbed 5.0 percent (or by Ch$33.2 per dollar) in 2Q02, compared to a rise of just 1.3 percent (Ch$8.2 per dollar) the previous quarter. It means that the repricing of dollar-indexed yet peso-denominated investments resulted in significant growth from the quarter before. For 2Q02, these higher adjustments account for around 64 percent of the higher net interest revenue with respect to 1Q02 and 56.7 percent with respect to 2Q01. As a result, on an accumulated basis, the impact of the higher exchange rate upon net interest revenues explains close to 57 percent of the difference between the net interest revenues accumulated in 1H01 and those in 1H02.

Irrespective, our interest generating capacity has increased following the cut in interest rates and greater interest earning assets. So, even discounting the effects of dollar-indexation, our net interest revenues for 2Q02, grew 28.1 percent with respect to 2Q01 and by 25.4 percent with respect to 1Q02, with an accumulated first half increase of 13 percent year on year.

On May 9, 2002 the monetary authorities cut 75 basis points off the reference rate to leave it at 4 percent. The move had an immediate impact on the Active Bank Rate (TAB), as the 180-day rate has fallen 62 basis points since March. 2002. The TAB, published daily by the Association of Banks and Financial Institutions (ABIF), seeks to measure the financial institutions' cost of funds on the basis of deposit spreads.

Lower interest rates meant that interest expenses in 2Q02 fell faster than interest revenues, since the average term of deposits is shorter, and thus incorporate interest rate changes quicker. While interest expenses contracted 24.8 percent in 2Q02, compared to 2Q01, interest revenues fell just 6.6 percent. In much the same way, accumulated interest expenses in 1H02 reveal a year on year decline of 25.9 percent, while the corresponding accumulated interest revenues fell 10.8 percent (adjusted for the effects of indexation relating to changes in the dollar exchange rate).

The net interest margin in 2Q02 of 6.22 percent is 188 basis points higher than in 2Q01. On an accumulated basis, for 1H02 the net interest margin stands at 5.08 percent, some 72 basis points higher than the corresponding value in 2001. As mentioned earlier, exchange rate movements play a significant role in the volatility of the net interest margin.

Excluding the effects of the exchange rate, the net interest margin rises 15 basis points from 3.86 percent in 1H01 to 4.01 percent in 1H02.

1.2 Provision for loan losses

Provision for loan losses	1Q01	2Q01	1Q02	2Q02	1H01	2H02	2Q02 / 2Q01	2H02 / 1H01
Provision for loan losses	(6.768)	(5.941)	(6.188)	(6.697)	(12.709)	(12.885)	12,7%	1,4%
Total loans	1.611.248	1.691.549	1.772.342	1.855.817	1.691.549	1.855.817	9,7%	
Risk index *	2,05%	1,91%	2,01%	1,99%	1,91%	1,99%		
Required allowance on loans based on risk index	33.063	32.325	35.660	36.931	32.325	36.931	14,2%	
Allowance for loan losses	36.818	37.025	43.069	43.329	37.025	43.329	17,0%	
Allowance for loan losses as % of ttl loans	2,29%	2,19%	2,43%	2,33%	2,19%	2,33%		

*datos no consolidados

Provisions for loan losses rose 12.7 percent from 2Q01 to 2Q02, despite improvement in the Bank's past due loans, such that our coverage ratio improved to 112.3 percent. This position reflects conservative administration of credit risk, at the outset and tracking of the loan, and is complemented by on going monitoring of sectoral risk. Bearing this in mind, constituted provisions at the Bank exceed provisions' requirements by 17.3 percent.

On an accumulated basis through 1H02, the provision for loan losses constituted at the Bank rose just 1.4 percent compared the corresponding period a year earlier, in contrast to the 11.5 percent increase recorded by the banking industry over the period. Thus, we argue that the stability of our loan portfolio has enabled us to log a lower rate of growth for provisions for losses.

1.3 Income from services, net

Income from services, net	1Q01	2Q01	1Q02	2Q02	1H01	2H02	2Q02 2Q01	2H02 1H01
Income from services	4.609	5.707	5.877	5.971	10.315	11.848	4,6%	14,9%
Services expenses	(1.170)	(1.254)	(1.242)	(1.163)	(2.424)	(2.405)	-7,3%	-0,8%
Income from services, net	3.439	4.453	4.635	4.808	7.892	9.443	8,0%	19,7%

The growth trend observed in recent quarters in income from services continues, as fee income rose 19.7 percent in 1H02 compared to the first six months of 2001. Consequently, fee income, as a proportion of the gross margin, has increased from 14.7 percent at 1H01 to 16.7 percent at 1H02. The strength of our fee income lies in services for the administration of mutual funds and checking account and credit card products, and all in all account for 77 percent of the higher income from services.

1.4 Other operating income, net

Other operating income, net	1Q01	2Q01	1Q02	2Q02	1H01	2H02	2Q02 2Q01	2H02 1H01
Gains on financial instruments	2.911	1.242	2.312	2.082	4.153	4.394	67,6%	5,8%
Losses on financial instruments	(22)	(179)	(555)	(1.417)	(201)	(1.973)	693,2%	882,4%
Foreign exchange transactions, net	(1.967)	(2.120)	(1.075)	(12.501)	(4.088)	(13.576)	489,6%	232,1%
Total other operating income, net	921	(1.057)	682	(11.837)	(136)	(11.155)	1019,8%	8102,1%

In 2Q02 a significant loss was recorded in other operating income as a result of exchange rate movements. The position that is generated through such accounting practices, does not consider dollar-indexed investments in pesos as foreign exchange assets, and records substantial operating losses when the exchange rate rises. This accounting loss is later reduced or reversed when considering the income generated dollar-indexed investments to cover the position.

Net income from the repricing of financial instruments contracted 62.2 percent in 2Q02 when compared to the previous quarter as in 1Q02 market rates for Central Bank instruments fell while in 2Q02 they increased, despite the monetary authority's reference rate cut. In 1Q02, the rate on 8-year PRCs fell almost 71 basis points while in 2Q02 it rose 45 basis points.

1.5 Other income and expenses

Other income and expenses	1Q01	2Q01	1Q02	2Q02	1H01	2H02	2Q02 / 2Q01	2H02 / 1H01
Recovery of loans previously charged off	1.393	1.843	1.818	2.219	3.236	4.036	20,4%	24,7%
Non operating income	656	799	739	1.476	1.455	2.214	84,6%	52,2%
Non-operating expenses	(1.301)	(1.074)	(754)	(767)	(2.376)	(1.521)	-28,6%	-36,0%
Participation in earnings of equity inv.	4	37	27	13	41	40	-65,5%	-2,9%
Total other income and expenses	751	1.605	1.830	2.940	2.357	4.770	83,2%	102,4%
Non operating income, net.	(645)	(275)	(15)	709	(920)	694		

Other income has improved following significant efforts to recover previously charged-off loans and client expenses, and has led to a 102.4 percent increase in total other income for 1H02 in comparison to the corresponding period last year.

Recoveries in 2Q02 from previously charged-off loans increased 20.4 percent compared to 2Q01, as portfolio recovery efforts are still yielding substantial income, although signs are appearing of a weakening inter-quarter trend, as the coolest part of the economic downswing draws to a close. In addition, an 84.6 percent rise was posted for non-operating income in 2Q02 compared to 2Q01, which in large part is due to the recovery of expenses made on behalf of clients.

1.6 Operating expenses

Operating expenses	1Q01	2Q01	1Q02	2Q02	1H01	2H02	2Q02 / 2Q01	2H02 / 1H01
Personnel salaries and expenses	(6.964)	(7.348)	(7.290)	(7.809)	(14.311)	(15.099)	6,3%	5,5%
Administrative and other expenses	(6.084)	(6.536)	(6.817)	(7.186)	(12.620)	(14.003)	9,9%	11,0%
Depreciation and amortization	(1.846)	(2.113)	(3.053)	(3.245)	(3.959)	(6.298)	53,6%	59,1%
Total operating expenses	(14.893)	(15.997)	(17.160)	(18.241)	(30.890)	(35.401)	14,0%	14,6%

In 1H02, amortization of the investment in the introduction of the new "Altamira" computing platform has impacted operating expenses. It has generated a 59.1 percent rise in depreciation costs, with respect to 1H01, and explains away more than half of the increase in the Bank's operating expenses.

Hence, our operating expenses in the 1H02 rose 14.6 percent, while the banking industry posted a figure of 5.7 percent for the period. In light of this, operating efficiency for 1H02 has deteriorated to 62.8 percent, which compares to the efficiency ratio of 57.6 percent that we achieved in 1H01. It is worthwhile pointing out nevertheless that operating efficiency improved from the previous quarter from 63.1 percent to 62.5 percent in 2Q02.

2. Liquidity and funding

Liquidity and funding	1Q01	2Q01	1Q02	2Q02	2Q02 / 2Q01	1H01	2H02
Deposits							
Non interest bearing							
Current accounts	185.114	159.668	167.543	181.638	13,8%	159.668	181.638
Bankers drafts & other demand dep.	138.696	268.355	251.887	224.369	-16,4%	268.355	224.369
Total noninterest bearing	323.810	428.023	419.430	406.007	-5,1%	428.023	406.007
Interest bearing							
Savings accounts and time deposits	891.712	967.406	1.074.870	1.180.372	22,0%	967.406	1.180.372
Total Deposits	1.215.523	1.395.429	1.494.300	1.586.379	13,7%	1.395.429	1.586.379
Borrowings							
Central Bank borrowings	50.675	33.094	17.519	9.475	-71,4%	33.094	9.475
Securities sold under repos	278.974	229.160	179.337	241.879	5,6%	229.160	241.879
Mortgage finance bonds	245.341	250.112	245.272	253.682	1,4%	250.112	253.682
Other borrowings							
Subordinated bonds	30.008	30.455	30.787	31.176	2,4%	30.455	31.176
Other bonds	46.169	43.843	43.345	40.797	-6,9%	43.843	40.797
Borrowings from domestic fin. instit.	72.984	43.402	118.999	96.539	122,4%	43.402	96.539
Foreign borrowings	58.782	70.985	110.935	51.281	-27,8%	70.985	51.281
Other obligations	50.983	48.398	30.368	37.634	-22,2%	48.398	37.634
Total borrowings	833.915	749.449	776.562	762.463	1,7%	749.449	762.463
Other liabilities	164.703	190.300	233.854	190.069	-0,1%	190.300	190.069

Total client deposits increased 13.7 percent year on year. Checking account balances have risen 13.8 percent since 2Q01 and by 8.4 percent when compared to 1Q02. In addition, the Bank's stock of checking accounts increased by 2,661 units in the latest quarter from the figure of 75,629 accounts in 1Q02. Some 3,970 checking accounts have been added since 2Q01.

Higher checking account balances offset the reduction in sight accounts, which are typically volatile, and fell 16.4 percent with respect to 2Q01 and by 10.9 percent when compared to 1Q02. Despite this, the number of on-line accounts rose 6,601 from 1Q02 and by 34,248 accounts from 1H01 to 131,869.

The 22 percent year on year expansion in time deposits make it the fastest growing of all client drawn funds. Interest bearing deposits have been influenced as much by movements in the UF as by interest rate trends. Since 1H01, interest rates have fallen from UF + 3.5 percent to a nominal 4 percent. As mentioned previously, deposit growth has centered on the Bank's branch network rather than through corporate clients. As a result, the growth of client drawn funds has not placed undue pressure on the Bank's global cost of funding.

Consequently, client drawn funds have prevailed over borrowings from institutions. In figures, while total client drawn funds have expanded by Ch$190,950 million since 1H01, obligations over the same period with domestic financial institutions, including the Central Bank, and with overseas banks increased just Ch$22,533 million.

3. Interest earning assets

Interest earning assets	1Q01	2Q01	1Q02	2Q02	2Q02 / 2Q01	1H01	2H02
Financial Investments							
Government securities	87.293	137.512	182.961	156.789	14,0%	137.512	156.789
Instruments purchased under repos	9.674	8.793	14.490	46.040	423,6%	8.793	46.040
Instruments collateral under repos	305.840	240.290	176.867	240.138	-0,1%	240.290	240.138
Other financial investments	62.061	34.029	59.468	59.525	74,9%	34.029	59.525
Total financial investments	464.867	420.624	433.786	502.492	19,5%	420.624	502.492
Loans, net							
Commercial loans	661.932	677.949	743.995	731.905	8,0%	677.949	731.905
Consumer loans	145.490	157.909	171.668	181.035	14,6%	157.909	181.035
Mortgage loans (mortgage finance bonds)	230.124	233.145	229.108	235.563	1,0%	233.145	235.563
Other mortgage loans	211.612	224.609	242.780	262.333	16,8%	224.609	262.333
Foreign trade loans	156.837	160.794	157.285	212.027	31,9%	160.794	212.027
Interbank loans	1.002	15.010	0	0	-100,0%	15.010	0
Lease contracts	60.243	63.324	64.940	67.020	5,8%	63.324	67.020
Other outstanding loans	42.497	52.018	47.108	48.148	-9,4%	57.422	52.018
Past due loans	38.520	40.428	39.667	38.592	-4,5%	40.428	38.592
Contingent loans	62.992	66.364	75.793	79.194	19,3%	66.364	79.194
Total loans	1.611.248	1.691.549	1.772.342	1.855.817	9,7%	1.691.549	1.855.817
Allowance for loan losses	(36.818)	(37.025)	(43.069)	(43.329)	17,0%	(37.025)	(43.329)
Total loans, net	1.574.430	1.654.524	1.729.273	1.812.488	9,5%	1.654.524	1.812.488

The Bank achieved 9.7 percent growth in total loans, year on year. To June, the banking industry recorded annual growth of just 2.96 percent. Broadly speaking, every type loan contributed to the institution's growth, although the respective 8.0 percent and 19.3 percent rises in commercial and contingent loans stand out when the twelve-month figure for economic activity to May 2002 rose 0.9 percent.

BHIF's presence in personal banking continues to rise on the back of far higher than industry-average housing and consumer loan growth. The 16.8 percent year on year growth of residential loans, through other mortgage loans, makes the "Hipotecón" one of the most successful products in the Chilean banking industry. And consumer loans expanded 14.6 percent from 2Q01 to 2Q02, while the industry posted growth of 4.4 percent.

Foreign trade loans, including credits for financing imports, surged 31.9 percent in comparison to 2Q01. This growth owes much to the positive impact of the 5 percent rise in the exchange rate over the quarter and to increased export sector activity.

The 4.5 percent reduction in past due loans, compared to 2Q01, is particularly relevant, as the contrast between a positive total loan growth and a negative past due loans growth, shows that loan portfolio growth has been achieved amid tight control of risk.

4. Credit quality

Credit Quality	1Q01	2Q01	1Q02	2Q02	1H01	2H02
Loan classification						
A	77,20	78,70	76,90	75,60	78,70	75,60
B	17,40	16,30	17,50	19,10	16,30	19,10
B-	3,70	3,50	4,20	3,90	3,50	3,90
C	1,10	1,00	0,90	0,90	1,00	0,90
D	0,50	0,50	0,50	0,50	0,50	0,50
Risk index *	2,05%	1,91%	2,01%	1,99%	1,91%	1,99%
Past due loans/Total loans	2,39%	2,39%	2,24%	2,08%	2,39%	2,08%
Allowances/Total loans	2,29%	2,19%	2,43%	2,33%	2,19%	2,33%
Reserves/Past due loans	95,58%	91,58%	108,57%	112,27%	91,58%	112,27%

*unconsolidated data

A substantial improvement can be seen in the credit quality indices from 1H01 to 1H02. In tandem with the reduction in past due loans, the expansion in total loans resulted in a 31 basis point improvement, year on year, in the corresponding index, which at 1H02 stood at 2.08 percent.

Over the same period, the 17 percent increase in allowances over total loans pushes the coverage ratio up from 91.58 percent in 1H01 to 112.27 percent in 1H02. In comparison to 1Q02, the level of past due over total loans and the coverage ratio both improved.

The risk index, which establishes the likelihood of losses on loans, slid to 1.99 percent in 1H02 from 1.91 percent in 1H01. Although the current figure is a little poorer year on year, it is still better than the 2.01 percent posted in 1Q02. Moreover, recent Superintendency inspection visits have not translated into higher provisions expenses for the Bank.

5. Shareholders' equity

Shareholders' Equity	1Q01	2Q01	1Q02	2Q02	2Q02 / 2Q01	1H01	2H02
Shareholders' equity							
Capital	143.163	145.166	146.864	148.339	2,2%	145.166	148.339
Reserves	79.368	80.396	94.110	80.560	0,2%	80.396	80.560
Net income for the period	4.920	8.977	5.415	10.572	17,8%	8.977	10.572
Total shareholders' equity	227.451	234.538	246.389	239.470	2,1%	234.538	239.470

Shareholders' equity of the Bank reveals a slight, 2.1 percent, year on year increase to Ch$239,470 million at 1H02. At the close of the reporting period, the Bank's Basle Index stood at 13.4 percent. The current level resents a 68 basis point fall in comparison to 1H01, which is due in part to the higher growth of interest earning assets with regard to the capital and also to the Superintendency of Banks changing the calculation method, which from June is made on consolidated data.

Selected financial information

Consolidated Statement of Income (Unaudited)	1Q01	2Q01	1Q02	2Q02	1H01	2H02	2Q02 / 2Q01	2H02 / 1H01
Net Interest revenue	22.571	23.297	21.899	36.215	45.868	58.114	55,4%	26,7%
Provision for loan losses	(6.768)	(5.941)	(6.188)	(6.697)	(12.709)	(12.885)	12,7%	1,4%
Income from services, net	3.439	4.453	4.635	4.808	7.892	9.443	8,0%	19,7%
Other operating income, net	921	(1.057)	682	(11.837)	(136)	(11.155)	1019,8%	8102,1%
Other income and expenses	751	1.605	1.830	2.940	2.357	4.770	83,2%	102,4%
Operating expenses	(14.893)	(15.997)	(17.160)	(18.241)	(30.890)	(35.401)	14,0%	14,6%
Loss from price level restatement	(152)	(1.955)	629	(1.464)	(2.107)	(835)	-25,1%	-60,4%
Minority interest in consolidated subsidiaries	(1)	(3)	(7)	1	(3)	(7)		106,1%
Income before income taxes	5.868	4.402	6.318	5.726	10.271	12.045	30,1%	17,3%
Income taxes	(949)	(345)	(904)	(569)	(1.294)	(1.473)	64,9%	13,8%
Net income	4.920	4.057	5.415	5.157	8.977	10.572	27,1%	17,8%

Summary balance sheet

Assets	1Q01	2Q01	1Q02	2Q02	2Q02 / 2Q01	1H01	2H02
Cash and Due from Banks	209.763	285.926	315.743	254.536	-11,0%	285.926	254.536
Financial Investments	464.867	420.624	433.786	502.492	19,5%	420.624	502.492
Loans, net	1.574.430	1.654.524	1.729.273	1.812.488	9,5%	1.654.524	1.812.488
Other assets	192.591	208.707	272.394	208.959	0,1%	208.707	208.959
Total assets	2.441.652	2.569.781	2.751.197	2.778.474	8,1%	2.569.781	2.778.474

Liabilities and Shareholders' Equity	1Q01	2Q01	1Q02	2Q02	2Q02 / 2Q01	1H01	2H02
Deposits	1.215.523	1.395.429	1.494.300	1.586.379	13,7%	1.395.429	1.586.379
Borrowings	833.915	749.449	776.562	762.463	1,7%	749.449	762.463
Other liabilities	164.703	190.300	233.854	190.069	-0,1%	190.300	190.069
Minority interest in consolidated subsidiaries	61	64	93	93	44,5%	64	93
Shareholders' equity	227.451	234.538	246.389	239.470	2,1%	234.538	239.470
Total liabilities and shareholders' equity	2.441.652	2.569.781	2.751.197	2.778.474	8,1%	2.569.781	2.778.474

Selected ratios	1Q01	2Q01	1Q02	2Q02	1H01	2H02
Profitability ratios						
ROE	8,84%	7,20%	8,99%	9,01%	7,96%	9,24%
ROA	0,81%	0,63%	0,79%	0,74%	0,70%	0,76%
ROAE	8,22%	7,04%	8,83%	8,56%	7,68%	8,70%
ROAA	0,81%	0,60%	0,83%	0,75%	0,70%	0,79%
Oper. revenue/Avg. earning assets	5,18%	4,98%	4,86%	5,01%	5,10%	4,93%
Net interest margin	4,34%	4,35%	3,91%	6,22%	4,36%	5,08%
Earnings per share						
Shares outstanding (millions)	361,22	361,22	361,22	361,22	361,22	361,22
Net income per share (Ch$)	13,62	11,23	14,99	14,28	24,85	29,27
Net income per ADS (Ch$)	136,19	112,32	149,90	142,78	248,51	292,68
Net income per ADS (US$)	0,23	0,18	0,23	0,20	0,40	0,42
Average shares outstanding (millions)	361,22	361,22	361,22	361,22	361,22	361,22
Net income per share (Ch$) *	13,62	11,23	14,99	14,28	24,85	29,27
Net income per ADS (Ch$) *	136,19	112,32	149,90	142,78	248,51	292,68
Net income per ADS (US$) *	0,23	0,18	0,23	0,20	0,40	0,42
Efficiency ratios						
Oper. expenses/oper. revenue	55,30%	59,93%	63,05%	62,50%	57,60%	62,76%
Oper. expenses/avg total assets	2,44%	2,38%	2,62%	2,64%	2,42%	2,63%
Credit quality ratios						
Past due loans/Total loans	2,39%	2,39%	2,24%	2,08%	2,39%	2,08%
Allowances/Total loans	2,29%	2,19%	2,43%	2,33%	2,19%	2,33%
Risk index	2,05%	1,91%	2,01%	1,99%	1,91%	1,99%
Reserves/Past due loans	95,58%	91,58%	108,57%	112,27%	91,58%	112,27%
Average balance sheet data						
Average interest earning assets	2.081.197	2.143.370	2.242.054	2.330.514	2.102.501	2.286.284
Average total assets	2.438.543	2.688.640	2.618.016	2.768.272	2.552.129	2.693.144
Average shareholders equity	239.377	230.655	245.387	240.927	233.891	243.157
Other data						
Inflation rate (IPC Index)	0,50%	0,95%	0,46%	0,34%	1,46%	0,79%
Variación de la UF	0,27%	1,20%	-0,40%	0,97%	1,47%	0,57%
Exchange rate (Ch$/US$)	592,91	626,65	664,44	697,62	626,65	697,62

*proforma

Forward looking statements

This news release may contain words, such as "believe", "expect", "estimate", "intend", and "anticipate" and similar expressions, that identify forward-looking statements, which reflect the Bank's views about future events and financial performance. Such words may deem this news release to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Bank believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Bank's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, regulation risks, contingent liabilities, as well as other risks referred in the Bank's filings with the SVS and SEC. The Bank does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO BHIF



Dated: September 12, 2002

By:

Name: Ramón Monell Valls

Title: Chief Executive Officer